EXHIBIT 99.1

Just Energy Announces Proposed Plan of Compromise and Arrangement and Execution of Support Agreement and Backstop Commitment Letter for Going Concern Restructuring

TORONTO, May 13, 2022 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced that it has entered into a Support Agreement and a Backstop Commitment Letter (each as defined below) with certain of its principal stakeholders, which provides for a comprehensive restructuring and recapitalization transaction that will be implemented pursuant to a plan of compromise and arrangement (the “Plan”) under the Companies’ Creditors Arrangement Act (the “CCAA”). The proposed Plan is the culmination of extensive negotiations among the Company, its DIP Lenders (as defined below), its credit facility lenders, certain of its secured commodity suppliers and unsecured term loan lenders. If approved, the Plan will result in Just Energy’s emergence from CCAA proceedings and cases commenced under Chapter 15 of the United States Bankruptcy Code (“Chapter 15”) pending in the United States Bankruptcy Court for the Southern District of Texas (the “U.S. Court”), preserve the going concern value of the business, maintain customer relationships and retain employment and critical vendor and regulator relationships. The Plan provides that certain creditors will receive cash payments and/or equity in exchange for their debt, and existing equityholders’ interests will be cancelled for no consideration.

Just Energy and certain of its affiliates (collectively, the “Just Energy Entities”) intend to bring motions before the Ontario Superior Court of Justice (Commercial List) (the “Court”) on May 26, 2022 for: (i) an Order (the “Meetings Order”) that, among other things, approves of the holding of meetings (the “Meetings”) of certain secured creditors (the “Secured Creditor Class”) and unsecured creditors (the “Unsecured Creditor Class”) to consider and vote on a resolution approving the Plan, and (ii) an Order (the “Authorization Order”) that, among other things, approves of the execution by the applicable Just Energy Entities of a plan support agreement (the “Support Agreement”) and backstop commitment letter (the “Backstop Commitment Letter”), each of which are described further below. The Just Energy Entities also intend to seek recognition in the U.S. of the Meetings Order and the Authorization Order in their Chapter 15 cases.

Additional information with respect to the Support Agreement, the Backstop Commitment Letter, the Plan and the Meetings, including instructions on how to vote at the Meetings, will be set forth in an information statement of the Just Energy Entities (the “Information Statement”), which is expected to be sent within seven days of the granting of the proposed Meetings Order or otherwise made available to creditors entitled to vote at the Meetings as of the applicable record dates. A copy of the Information Statement, Plan, Support Agreement and Backstop Commitment Letter will also be made available on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on Just Energy’s website at www.investors.justenergy.com.

As previously reported, FTI Consulting Canada Inc. (the “Monitor”) is overseeing the Company’s CCAA proceedings as court-appointed Monitor. Copies of the Information Statement, the Plan, certain related material documents and further information regarding the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy and at the Omni Agent Solutions case website at https://cases.omniagentsolutions.com/?clientId=3600.

Information about the CCAA proceedings generally can also be obtained by contacting the Monitor by phone at 416-649-8127 or 1-844-669-6340, or by email at justenergy@fticonsulting.com.

RESTRUCTURING & RECAPITALIZATION TRANSACTION

The Plan includes the following key elements:

  A US$192.55 million new equity offering (the “Equity Offering”) for the purchase of 80% of the new common equity of New Just Energy Parent (as defined below), subject to dilution resulting from equity issued under New Just Energy Parent’s new management incentive plan (the “MIP”) the terms of which are attached to the Support Agreement.
  The repayment in full of amounts owing under the Company’s first lien credit facility, other than up to CAD$20 million, which may remain outstanding under an amended and restated credit agreement following implementation of the Plan. The amended and restated credit agreement will provide for a CAD$250 million facility.
  Secured commodity supply claims will be unaffected.
  The pre-filing secured claims of BP Canada Energy Group ULC and BP Energy Company in the aggregate principal amounts of approximately US$229.5 million and CAD$0.2 million, plus accrued and unpaid interest thereon up to the implementation of the Plan (the “BP Claim”), which claims have been assigned to an affiliate of the Plan Sponsor (as defined below) will be exchanged for preferred equity of New Just Energy Parent having a redemption amount equal to the BP Claim, and entitling the holder to a 12.50% accreting yield for the first four years, increasing 1% annually thereafter and providing for such other terms as set forth in the term sheet appended to the Support Agreement.
  The claims of creditors (“Term Loan Claim Holders”) in respect of approximately US$208.6 million principal amount outstanding under the Company’s existing unsecured term loan agreement, plus accrued and outstanding pre-filing fees, costs, interest and other amounts owing thereunder, will be settled in exchange for 10% of the new common equity of New Just Energy Parent (subject to dilution from equity issued under the MIP).
  The opportunity for eligible Term Loan Claim Holders to participate in the Equity Offering and the backstop thereof.
  Applicable general unsecured creditors with accepted claims less than or equal to CAD$1,500 (“Convenience Creditors”), and other applicable general unsecured creditors who make an election to be treated as Convenience Creditors, will be paid in full up to CAD$1,500.
  Other general unsecured creditors will be entitled to payment in respect of their accepted claims based on their pro rata share of a general unsecured creditor cash pool in the amount of CAD$10 million, less amounts required to fund payments to Convenience Creditors and applicable fees and expenses, including with respect to the administration of the claims process within the CCAA proceedings and resolution of disputed claims.
  A modified corporate structure in which Just Energy (U.S.) Corp. or such other entity organized in the United States and determined in accordance with the Plan (“New Just Energy Parent”) becomes the new parent company of the Just Energy Entities.
  Just Energy will cease to be a reporting issuer and New Just Energy Parent will be a private company.

The trust indenture dated September 28, 2020 (the “Subordinated Note Indenture”) governing the subordinated notes issued by the Company (the “Subordinated Notes”) provides that the Subordinated Notes have been subordinated and postponed and are subject in right of payment to the full and final payment of all existing and future senior indebtedness. Accordingly, the Plan restricts the Monitor from making any distribution to beneficial holders (“Beneficial Subordinated Note Claim Holders”) of Subordinated Notes until all persons entitled to turnover of such distributions pursuant to the terms of the Subordinated Note Indenture and the Plan have been paid in full. As a result, Beneficial Subordinated Note Claim Holders are not anticipated to receive any recovery under the Plan and their claims will be cancelled and extinguished without any entitlement to payment.

Further, as the Company’s creditors will not be paid in full under the Plan, no value will accrue to the Company’s existing equityholders as a result of implementation of the Plan, and the outstanding shares, options and other equity of the Company immediately prior to implementation of the Plan will be transferred to the New Just Energy Parent or cancelled for no consideration and without any vote of the existing shareholders.

Additionally, holders of accepted claims that are less than CAD$10 will not receive any recovery under the Plan and their claims will be cancelled and extinguished without any entitlement to payment.

The implementation of the Plan is conditional upon, among other things: (i) the approval by the required majorities of the Secured Creditor Class and the Unsecured Creditor Class at the Meetings, which Meetings are to be held by August 2, 2022; and (ii) if the Plan is approved at the Meetings, the Court granting an Order that sanctions and approves of the Plan by August 12, 2022 and the recognition of such Order by the U.S. Court under Chapter 15 by September 15, 2022. The Company expects to implement the Plan as soon as reasonably practicable following entry of such Order by the U.S. Court, subject to the satisfaction or waiver of all condition precedent set forth in the Plan.

SUPPORT AGREEMENT

In connection with the Plan, the Just Energy Entities have entered into the Support Agreement with: (a) the lenders under the Company’s debtor-in-possession financing facility (the “DIP Lenders”) and one of their affiliates (collectively, the “Plan Sponsor”) that are also significant Term Loan Claim Holders, (b) the Company’s credit facility lenders, (c) the Company’s largest commodity supplier and (d) the holder of the BP Claim. Pursuant to the Support Agreement, among other things, the Just Energy Entities have agreed to use commercially reasonable efforts to complete the transactions as set forth in the Plan, and the Plan Sponsor and other counterparties have agreed to vote in favour of, and take actions to support, the Plan, in each case on the terms and conditions set forth in the Support Agreement.

While the Support Agreement provides that Just Energy shall not solicit the submission of any transaction that is an alternative to or otherwise inconsistent with the restructuring and recapitalization transactions contemplated by the Plan (an “Alternative Restructuring Proposal”, as such term is defined in the Support Agreement), Just Energy is permitted to consider, respond to and negotiate unsolicited Alternative Restructuring Proposals. The terms of the Support Agreement do not contain a contractual right for any party to match or top any Alternative Restructuring Proposal or Superior Proposal (as defined below).

The Support Agreement may be terminated in certain circumstances, including by any of the Just Energy Entities in the event that the board of directors or similar governing body of such entity (the “Board”) determines, upon the advice of outside legal counsel and financial advisors, that proceeding with the restructuring contemplated by the Plan would be inconsistent with the exercise of its fiduciary duties or applicable law, or to pursue an Alternative Restructuring Proposal the terms of which are determined by the Board to be more favorable to the Just Energy Entities and their stakeholders (a “Superior Proposal”, as such term is defined in the Support Agreement) in accordance with the terms of the Support Agreement.

The Plan Sponsor may also terminate the Support Agreement if the Board determines to proceed with and accept a definitive Alternative Restructuring Proposal or a definitive Superior Proposal. In either of the foregoing termination scenarios, the Just Energy Entities would be required to pay a termination fee to the Backstop Parties (as defined below) in the amount of US$15 million under the terms of the Backstop Commitment Letter, subject to the granting of the Authorization Order, which fee would be payable concurrent with the consummation of an Alternative Restructuring Proposal after any such termination.

BACKSTOP COMMITMENT LETTER

Pursuant to the Backstop Commitment Letter, the Equity Offering will be backstopped by the Plan Sponsor and other eligible Term Loan Claim Holders who elect to participate in the backstop (collectively, the “Backstop Parties”) by providing an executed joinder to the Backstop Commitment Letter and participation form to Just Energy by June 23, 2022. Such forms, together with additional details regarding participation in the backstop, will be provided to applicable Term Loan Claim Holders after the granting of the proposed Meetings Order.

The Backstop Commitment Letter provides for the issuance of 10% of the new common equity of New Just Energy Parent (subject to dilution resulting from equity issued under the MIP) to the Backstop Parties as a fee for their agreement to backstop the Equity Offering.

FURTHER INFORMATION

The Company has been advised by OC II VS XIV LP (“OC II”), a Delaware limited partnership, and certain other funds under common management with OC II (collectively, the “Funds”), who own approximately 29% of the issued and outstanding common shares of the Company, that OC II has filed an amended early warning report pursuant to Canadian securities laws to provide updated disclosure relating to the Funds’ participation in the Plan, which is available at www.sedar.com under the Company’s issuer profile.

The above descriptions are summaries only and are subject to the terms of the Plan, the Support Agreement and the Backstop Commitment Letter, copies of which are available on the Monitor’s website and will be made available on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on Just Energy’s website at https://investors.justenergy.com/.

Just Energy’s legal advisors in connection with the proposed Plan are Osler, Hoskin & Harcourt LLP and Kirkland & Ellis LLP. The Company’s financial advisor is BMO Capital Markets.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and Terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, expectations regarding the implementation of the Plan and the anticipated results thereof; timing for applications to the Court for required approvals; timing for mailing or other delivery of the Information Statement; timing of the Meetings; and required approvals for the Plan. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: satisfaction of the conditions to implementation of the Plan and the transactions contemplated by the Support Agreement and the Backstop Commitment Letter, including approval of the Plan by the required majorities at the Meetings and by the Court and the U.S. Court and receipt of all required regulatory approvals; the risk that more capital may be required in order for the Just Energy Entities to be able to implement the Plan; the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA and similar legislation in the United States; the outcome of any potential litigation with respect to the February 2021 extreme weather event in Texas (the “Weather Event”), the final amount received by the Company with respect to the financing mechanisms to recover certain costs incurred during the Weather Event, the outcome of any invoice dispute with the Electric Reliability Council of Texas; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at investors.justenergy.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Michael Carter
Just Energy, Chief Financial Officer
Phone: 905-670-4440
pr@justenergy.com

Court-appointed Monitor
FTI Consulting Canada Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc